SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: May 29, 2013

Press Release

Eltek Reports Record Revenues for First Quarter 2013

•	$12.5 Million in Revenues
•	Net Income of $127,000

PETACH-TIKVA, Israel, May 29, 2013 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its results for the first quarter of 2013.

Revenues for the quarter ended March 31, 2013 were $12.5 million, compared to revenues of $12.0 million in the first quarter of 2012.

Gross Profit for the first quarter of 2013 was $1.8 million (14% of revenues), compared to gross profit of $2.3 million (19% of revenues) in the first quarter of 2012. Gross profit decreased mainly due to increases in the cost of labor and raw materials.

Operating Profit for the first quarter of 2013 was $230,000 compared to the operating profit of $716,000 in the first quarter of 2012.

Net Profit for first quarter of 2013 was $127,000 or $0.02 per fully diluted share, compared to net profit of $526,000 or $0.08 per fully diluted share in the first quarter of 2012.

EBITDA:

In the quarter ended March 31, 2013, Eltek had EBITDA of $613,000 compared to EBITDA of $1.2 million in the first quarter of 2012.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "I am pleased to report that our customers continue to see the value proposition of our products and have a great deal of trust in our company. Specifically, in our own backyard, we have seen greater interest from our local customers, reflecting the continued market recognition of our high quality and reliable products.

"In addition, despite the increase in the cost of raw materials and labor, we were able to achieve a growth in revenues, with $12.5 million in revenues for the first quarter of 2013, while maintaining Eltek's ability to stay profitable despite external market-changing elements." Mr. Reichart concluded.

Amnon Shemer, Chief Financial Officer of Eltek added: “Although we have been profitable for the last two years, our main challenge continues to be obtaining additional financing, including lines of credit for working capital and investment in fixed assets that are required for the expansion of our production capacity and to replace or refurbish old equipment."

About the Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2013	2012
	Unaudited

Revenues	12,452	11,978
Costs of revenues	(10,664)	(9,657)

Gross profit	1,788	2,321

Selling, general and administrative expenses	(1,558)	(1,605)
Operating profit	230	716

Financial income (expenses), net	(100)	(168)

Profit before other income, net	130	548

Other income, net	(3)	0

Profit before income tax expenses	127	548

Income tax (expenses), net	(9)	(5)

Net profit	118	544

Net profit (loss) attributable to non controlling interest	(9)	(18)

Net profit attributable to controlling interest / Eltek	127	526

Earnings per share

Basic and diluted net gain per ordinary share	0.02	0.08

Weighted average number of ordinary shares
used to compute basic and diluted net gain per
ordinary share (in thousands)	6,610	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,
	2013	2012
	Unaudited
Assets

Current assets
Cash and cash equivalents	1,217	1,414
Receivables:
Trade, net of provision for doubtful accounts	9,187	8,565
Other	126	269
Inventories	5,125	5,005
Prepaid expenses	311	350

Total current assets	15,966	15,603

Assets held for employees' severance benefits	49	41

Fixed assets, less accumulated depreciation	9,595	8,214

Goodwill	71	521

Total assets	25,681	24,379

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	5,452	4,584
Accounts payable:
Trade	6,999	7,214
Related parties	1,539	1,190
Other	4,768	4,118

Total current liabilities	18,758	17,106

Long-term liabilities
Long term debt, excluding current maturities	969	1,642
Employee severance benefits	203	164

Total long-term liabilities	1,172	1,806

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107.	1,384	1,384
Additional paid-in capital	14,328	14,295
Cumulative foreign currency translation adjustments	2,816	2,829
Capital reserve	695	695
Accumulated deficit	(13,583)	(13,872)
Shareholders' equity	5,640	5,331
Non controlling interest	112	136
Total equity	5,752	5,467
Total liabilities and shareholders' equity	25,681	24,379

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,
	2013	2012
	Unaudited

GAAP net Income	127	526
Add back items:

Financial expenses, net	100	168
Income tax expense	9	5
Depreciation	377	476
Adjusted EBITDA	613	1,174